February 2013 Pricing Sheet dated February 28, 2013 relating to Preliminary Terms No. 626 dated February 26, 2013 Registration Statement No. 333-178081 Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. and International Equities

Buffered PLUS Based on a Basket Consisting of Two Indices and an Exchange-Traded Fund due September 4, 2015
Buffered Performance Leveraged Upside SecuritiesSM
PRICING TERMS – FEBRUARY 28, 2013
Issuer:	Morgan Stanley
Maturity date:	September 4, 2015
Original issue price:	$10 per Buffered PLUS
Stated principal amount:	$10 per Buffered PLUS
Pricing date:	February 28, 2013
Original issue date:	March 5, 2013 (3 business days after the pricing date)
Aggregate principal amount:	$4,739,900
Interest:	None
Basket:	Basket component	Bloomberg ticker symbol	Basket component weighting	Initial basket component value	Multiplier
	S&P 500® Index (the “SPX Index”)	SPX	50%	1,514.68	0.003301027
	EURO STOXX 50® Index (the “SX5E Index”)	SX5E	30%	2,633.55	0.001139147
	Shares of the iShares® MSCI Emerging Markets Index Fund (the “EEM Shares”)	EEM	20%	$43.21	0.046285582
	We refer to the SPX Index and the SX5E Index, collectively, as the underlying indices, and the EEM Shares as the underlying shares and, together with the underlying indices, as the basket components.
Payment at maturity (per Buffered PLUS):	■	If the final basket value is greater than the initial basket value: $10 + the leveraged upside payment In no event will the payment at maturity exceed the maximum payment at maturity.
	■	If the final basket value is less than or equal to the initial basket value but has decreased by an amount less than or equal to the buffer amount of 10% from the initial basket value: $10
■
If the final basket value is less than the initial basket value and has decreased by an amount greater than the buffer amount of 10% from the initial basket value: ($10 × the basket performance factor) + $1
This amount will be less than the stated principal amount of $10.  However, under no circumstances will the payment due at maturity be less than $1 per Buffered PLUS.

Leveraged upside payment:	$10 × leverage factor × basket percent increase
Leverage factor:	150%
Basket percent increase:	(final basket value – initial basket value) / initial basket value
Basket performance factor:	final basket value / initial basket value
Buffer amount:	10%
Maximum payment at maturity:	$13.225 per Buffered PLUS (132.25% of the stated principal amount)
Minimum payment at maturity:	$1 per Buffered PLUS (10% of the stated principal amount)
Initial basket value:
10, which is equal to the sum of the products of the initial basket component values of each of the basket components, as set forth under “Basket—Initial basket component value” above, and the applicable multiplier for each of the basket components, each of which was determined on the pricing date.

Final basket value:	The basket closing value on the valuation date.
Valuation date:	September 1, 2015, subject to postponement for non-index business days or non-trading days, as applicable, and certain market disruption events.
Basket closing value:
The basket closing value on any day is the sum of the products of the basket component closing values of each of the basket components and the applicable multiplier for each of the basket components on such date.

Basket component closing value:
In the case of each underlying index, the index closing value as published by the index publisher.  In the case of the underlying shares, the closing price of one underlying share times the adjustment factor.

Multiplier:
The multiplier was set on the pricing date based on each basket component’s respective initial basket component value so that each basket component represents its applicable basket component weighting in the predetermined initial basket value.  Each multiplier will remain constant for the term of the Buffered PLUS.  See “Basket—Multiplier” above.

Adjustment factor:	1.0, subject to adjustment for certain events affecting the underlying shares.
Listing:	The Buffered PLUS will not be listed on any securities exchange.
CUSIP / ISIN:	61761M623 / US61761M6232
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Buffered PLUS	$10	$0.225	$9.775
Total	$4,739,900	$106,647.75	$4,633,252.25
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.225 for each Buffered PLUS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for PLUS.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Morgan Stanley.  “EURO STOXX 50®” and “STOXX 50®” are registered trademarks of STOXX Limited and have been licensed for use by Morgan Stanley.  The Buffered PLUS are not sponsored, endorsed, sold or promoted by any of the foregoing index publishers, and the index publishers make no representation regarding the advisability of investing in the Buffered PLUS.

The Buffered PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 626 dated February 26, 2013
Product Supplement for PLUS dated August 17, 2012 Index Supplement dated November 21, 2011 Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.